Exhibit 99.1

Cenovus reports voting results of election of Directors

Calgary, Alberta (April 24, 2019) – Cenovus Energy Inc. (TSX: CVE) (NYSE: CVE) announced that at its annual meeting of shareholders held on April 24, 2019, each of the 11 nominees proposed as Directors and listed in its Management Information Circular dated March 1, 2019 were elected as Directors. The detailed results of the vote are set out below.

Nominee	Votes for		Votes withheld
	Number	Percent	Number	Percent
Susan F. Dabarno	1,010,309,976	99.59	4,165,164	0.41
Patrick D. Daniel	1,006,162,412	99.18	8,312,728	0.82
Jane E. Kinney	1,011,418,570	99.70	3,056,570	0.30
Harold N. Kvisle	1,007,719,571	99.33	6,755,569	0.67
Steven F. Leer	964,654,818	95.09	49,820,322	4.91
Keith A. MacPhail	961,829,474	94.81	52,645,666	5.19
Richard J. Marcogliese	969,232,547	95.54	45,242,593	4.46
Claude Mongeau	1,007,690,699	99.33	6,784,441	0.67
Alexander J. Pourbaix	1,011,303,428	99.69	3,171,712	0.31
Wayne G. Thomson	1,006,815,352	99.24	7,659,712	0.76
Rhonda I. Zygocki	968,497,987	95.47	45,977,153	4.53

Cenovus welcomes Jane E. Kinney as a new member of its Board of Directors. Ms. Kinney is Vice- Chair, Leadership Team Member and Partner of Deloitte LLP Canada. She is a seasoned business leader with over 30 years of experience in providing advisory services to global financial institutions and has extensive experience in enterprise risk management, regulatory compliance, cyber and IT risk management, digital transformation and stakeholder relations. She also served as a lecturer at the University of Manitoba, Dalhousie University and Saint Mary’s University. Ms. Kinney is a leader of her profession and has been recognized as a Fellow of the Chartered Professional Accountants of Ontario. She holds a Mathematics Degree from the University of Waterloo.

Cenovus would like to extend its sincere thanks and best wishes to Charles M. Rampacek and Colin Taylor, who have retired from the Board of Directors. Mr. Rampacek and Mr. Taylor were Directors from Cenovus’s inception in 2009.

Cenovus Energy Inc.

Cenovus Energy Inc. is a Canadian integrated oil and natural gas company. It is committed to maximizing value by responsibly developing its assets in a safe, innovative and efficient way. Operations include oil sands projects in northern Alberta, which use specialized methods to drill and pump the oil to the surface, and established natural gas and oil production in Alberta and British Columbia. The company also has 50% ownership in two U.S. refineries. Cenovus shares trade under the symbol CVE and are listed on the Toronto and New York stock exchanges. For more information, visit cenovus.com.

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CENOVUS CONTACTS: Investor Relations Investor Relations general line 403-766-7711	Media Sonja Franklin Senior Advisor, Media Relations 403-766-7264 Media Relations general line 403-766-7751

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